EXHIBIT 20.1


                             [COMPANY LETTERHEAD]



Contact:  Tom Martin Federal Express
          901/395-3490

                                                    FOR IMMEDIATE RELEASE


NATIONAL MEDIATION BOARD RELEASES FEDERAL EXPRESS
AND THE AIR LINE PILOTS ASSOCIATION FROM MEDIATION


Memphis, TN (October 25, 1995) -- Federal Express Corporation (FedEx) was notified today that the Air Line Pilots Association (ALPA) has rejected the National Mediation Board's proffer of arbitration. Based on that rejection, the National Mediation Board (NMB) has announced that a 30-day cooling off period will begin October 26, 1995 and that cooling off period will expire at 12:01 a.m. EST November 25, 1995.

"Our objective has been to reach a mutually-beneficial agreement prior to a "cooling off" period, but ALPA'S demands have been unworkable, given the competitive environment in which we operate," said William J. Razzouk, executive vice president - Worldwide Customer Operations. "In our negotiations, FedEx's goal has been to reach a balanced agreement that meets the needs of our pilots, other employees, customers and shareholders." During the cooling off period negotiations may continue, but no "self-help" action is permitted by either ALPA or FedEx. ALPA cannot legally take job actions, and FedEx cannot impose terms and conditions of

                                    -more-

employment or lock out ALPA pilots during this period. The cooling off period may be extended beyond 30 days if both sides agree to do so. At the end of the cooling off period, negotiations may continue, but self help by either party is permitted.

"We feel confident that our pilots will honor their responsibilities and continue to play their important role in satisfying our customers," said Razzouk. "We are also hopeful that we can reach an agreement. In the interim, we believe all of our employees will continue to concentrate on what we do best -- delivering the best service in the industry."

ALPA was certified as the bargaining agent for FedEx pilots in June 1993. Negotiations toward a contract have been ongoing since May 1994 when FedEx and ALPA first exchanged proposals toward a collective bargaining agreement.
Since that time, there have been a number of negotiating sessions, including recent sessions with NMB mediators in Cincinnati and Washington. The NMB has mediated the negotiations since October 1994.

Federal Express is the world's largest express transportation company, providing fast and reliable services for nearly 2.4 million items in 204 countries each working day. The company employs more than 113,000 people and operates more than 500 aircraft, 35,000 vehicles and nearly 180,000 Powership[Registered] and FedEx Ship[Trademark] automated systems in its integrated global network. Federal Express reported revenues of $9.4 billion for its fiscal year ended May 31, 1995.